Exhibit 12

Statement re: Calculation of Ratios of Earnings to

Combined Fixed Charges and Preferred Unit Distributions

(Dollars in thousands)

	NineMonths Ended September 30, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000	Year Ended December 31, 1999
Net income from continuing operations less preferred distributions	$104,458	$160,241	$173,576	$248,780	$237,571	$159,447
Preferred distributions	24,321	39,225	52,613	60,850	57,389	46,808
Earnings from land and depreciated property dispositions	(8,940)	(15,752)	(7,292)	(45,708)	(60,692)	(10,012)
Interest expense	99,755	126,039	111,730	106,575	124,154	86,757
Earnings before fixed charges	$219,594	$309,753	$330,627	$370,497	$358,422	$283,000
Interest expense	$99,755	$126,039	$111,730	$106,575	$124,154	$86,757
Interest costs capitalized	4,381	6,734	13,529	25,859	32,980	26,017
Total fixed charges	$104,136	$132,773	$125,259	$132,434	$157,134	$112,774

Preferred distributions	$24,321	$39,225	$52,613	$60,850	$57,389	$46,808
Total fixed charges and preferred distributions	$128,457	$171,998	$177,872	$193,284	$214,523	$159,582

Ratio of Earnings to Fixed Charges	2.11	2.33	2.64	2.80	2.28	2.51
Ratio of Earnings to Combined Fixed Charges and Preferred Distributions	1.71	1.80	1.86	1.92	1.67	1.77